K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

September 30, 2014

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Anu Dubey

    Re: Salient MF Trust (the “Trust”) — File Nos. 333-180225 and 811-22678

    Amendment to Registration Statement on Form N-1A

Dear Ms. Dubey:

On behalf of the Trust, we submit this letter in response to an additional comment received by telephone on September 25, 2014, from the staff of the Securities and Exchange Commission with respect to Post-effective Amendment No. 12 under the Securities Act of 1933, as amended, and Amendment No. 13 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on August 8, 2014, accession no. 0001193125-14-303315 (the “Amendment”). The Amendment relates to the registration of Class A, Class C, Class I, and Class F shares of Salient Broadmark Tactical Plus Fund, a newly established series of the Trust (the “Fund”). It is proposed that Fund will succeed to the operations of Broadmark Tactical Plus Fund, a series of Broadmark Funds, through a tax-free reorganization.

For convenience, we have set forth the additional comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

Comment — Noting that under “Fund Details — Investment Techniques,” the Fund states that it may invest in swaps, the staff asked the Trust to disclose this practice in “Principal Investment Strategies.” The Trust responded that the Fund did not intend currently to principally invest in swaps, and that, accordingly, no changes were necessary in response to this comment.

The staff now asks that the Trust disclose that investing in swaps is a non-principal investment strategy of the Fund.

Response — The Trust has made the requested change.

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

Page 2 September 30, 2014

The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 261-3240 or George J. Zornada at (617) 261-3231.

Sincerely,

/s/ George P. Attisano

George P. Attisano

Cc:	George J. Zornada
Jeremy Radcliffe
Jonathan W. DePriest